Sit Balanced Fund

Sit Investment Associates
Sit Mutual Funds

As of December 31, 2010

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Bryce A. Doty, 20 years
John M. Bernstein, 18 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**6.67**	**10.51**	**-0.17**	**3.47**	**1.63**	**6.41**
S&P 500® Index	10.76	15.06	-2.86	2.29	1.41	8.03
Barclays Capital Aggregate Bond Index	-1.30	6.54	5.90	5.80	5.84	6.18

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Balanced	**-4.80**	**-12.99**	**-18.59**	**19.20**	**9.22**	**7.51**	**7.88**	**10.52**	**-26.88**	**23.12**
S&P 500® Index	-9.11	-11.88	-22.10	28.68	10.88	4.91	15.80	5.50	-37.00	26.47
Barclays Capital Aggregate Bond Index	11.96	8.44	10.25	4.10	4.34	2.43	4.33	6.97	5.24	5.93

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Google, Inc.	1.9
International Business Machines Corp.	1.7
Occidental Petroleum Corp.	1.7
Oracle Corp.	1.6
Apple, Inc.	1.6

Bonds

Company Name	% of Net Assets
U.S. Treasury Strip, 2/15/19	2.9
GNR Series 2005-74 HA, 7.50%, 9/16/35	1.3
Wachovia Bank, 6.00%, 11/15/17	1.0
PepsiCo, Inc., 5.00%, 6/1/18	1.0
Continental Airlines, 9.00%, 7/8/16	1.0

PORTFOLIO ALLOCATION (%)

Stocks	63.7
Bonds	34.7
Cash and Other Net Assets	1.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$11.2
Number of Holdings:	166

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investor will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. The **Barclays Capital Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/ depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. The **Barclays Capital Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Sit Developing Markets Growth Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of December 31, 2010

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large		■	
Mid			
Small			

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Raymond E. Sit, 17 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	8.90	14.53	-3.76	10.54	10.43	6.18
MSCI Emerging Markets Index	7.05	16.36	-2.59	10.26	13.18	5.45

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Developing Markets Growth	-30.18	-12.01	-18.37	45.96	16.54	33.77	31.59	40.72	-55.26	73.97
MSCI Emerging Markets Index	-31.80	-4.91	-7.97	51.59	22.45	30.32	29.18	36.48	-54.48	74.50

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.5
Non-Energy Minerals	15.8
Energy Minerals	13.4
Electronic Technology	10.1
Communications	9.2
Consumer Non-Durables	6.8
Consumer Services	6.6
Retail Trade	5.3
Producer Manufacturing	4.1
Sectors Less Than 4%	9.7
Cash and Other Net Assets	0.5

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	21.6
Brazil	18.6
South Korea	10.5
Australia	7.1
Taiwan	6.9
South Africa	5.9
India	5.3
Mexico	4.8
12 Countries Less Than 4.8%	18.8
Cash and Other Assets	0.5

TOP TEN HOLDINGS

Company Name	% of Net Assets
Vale, A.D.R.	4.2
BHP Billiton, Ltd., A.D.R.	3.7
Petrobras	3.5
Rio Tinto, Ltd.	3.4
Samsung Electronics Co.	2.9
CNOOC, Ltd., A.D.R.	2.7
Banco Bradesco S.A.	2.6
Southern Copper Corp.	2.4
America Movil, A.D.R.	2.0
AGCO Corp.	1.9
Total	29.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$16.5
Number of Holdings:	76
Wtd. Avg. Market Cap (Billions):	$44.0
Median Market Cap (Billions):	$20.4
Turnover Rate:	9.5 %
Beta (vs. MSCI Emerging Markets Index):	0.97

See reverse for important information.

Sit Developing Markets Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of December 31, 2010

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Raymond E. Sit, 17 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**8.90**	**14.53**	**-3.76**	**10.54**	**10.43**	**6.18**
MSCI Emerging Markets Index	7.05	16.36	-2.59	10.26	13.18	5.45

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Developing Markets Growth	**-30.18**	**-12.01**	**-18.37**	**45.96**	**16.54**	**33.77**	**31.59**	**40.72**	**-55.26**	**73.97**
MSCI Emerging Markets Index	-31.80	-4.91	-7.97	51.59	22.45	30.32	29.18	36.48	-54.48	74.50

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.5
Non-Energy Minerals	15.8
Energy Minerals	13.4
Electronic Technology	10.1
Communications	9.2
Consumer Non-Durables	6.8
Consumer Services	6.6
Retail Trade	5.3
Producer Manufacturing	4.1
Sectors Less Than 4%	9.7
Cash and Other Net Assets	0.5

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	21.6
Brazil	18.6
South Korea	10.5
Australia	7.1
Taiwan	6.9
South Africa	5.9
India	5.3
Mexico	4.8
12 Countries Less Than 4.8%	18.8
Cash and Other Assets	0.5

TOP TEN HOLDINGS

Company Name	% of Net Assets
Vale, A.D.R.	4.2
BHP Billiton, Ltd., A.D.R.	3.7
Petrobras	3.5
Rio Tinto, Ltd.	3.4
Samsung Electronics Co.	2.9
CNOOC, Ltd., A.D.R.	2.7
Banco Bradesco S.A.	2.6
Southern Copper Corp.	2.4
America Movil, A.D.R.	2.0
AGCO Corp.	1.9
Total	29.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$16.5
Number of Holdings:	76
Wtd. Avg. Market Cap (Billions):	$44.0
Median Market Cap (Billions):	$20.4
Turnover Rate:	9.5 %
Beta (vs. MSCI Emerging Markets Index):	0.97

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market capitalization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Dividend Growth Fund

As of December 31, 2010

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Kent L. Johnson, CFA, 21 years
Michael J. Stellmacher, CFA, 19 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	10.57	16.43	0.97	6.57	7.58	1.48	1.48
S&P 500 Index	10.76	15.06	-2.86	2.29	3.85		
Class S Shares	10.56	16.19	0.73	n/a	5.32	1.24	1.24
S&P 500 Index	10.76	15.06	-2.86	n/a	1.52		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009
Class I Shares	10.91	9.41	18.29	12.89	-29.60	25.59
Class S Shares	n/a	n/a	n/a	12.56	-29.77	25.25
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00	26.47

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
International Business Machines Corp.	3.0	J.P. Morgan Chase & Co.	1.9
Chevron Corp.	2.6	Qualcomm, Inc.	1.9
Johnson & Johnson	2.2	Procter & Gamble Co.	1.8
PepsiCo, Inc.	2.0	Occidental Petroleum Corp.	1.7
Verizon Communications, Inc.	2.0	EI du Pont de Nemours & Co.	1.6
		Total	20.8

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.5
Consumer Non-Durables	10.0
Energy Minerals	9.5
Electronic Technology	9.4
Producer Manufacturing	9.3
Health Technology	9.0
Technology Services	5.5
Retail Trade	4.5
Sectors Less Than 4%	24.1
Cash and Other Net Assets	4.2

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$150.3
S Share Assets (Millions):	$36.5
Number of Holdings:	97
Wtd. Avg. Market Cap (Billions):	$67.1
Median Market Cap (Billions):	$24.9
Turnover Rate:	7.4 %
Beta (vs. S&P 500 Index):	0.86

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Global Dividend Growth Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of December 31, 2010

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500® Index and 40% MSCI EAFE Index) and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 20 years
- Kent L. Johnson, CFA, 21 years
- Raymond E. Sit, 17 years
- Michael J. Stellmacher, CFA, 19 years
- Tasha M. Murdoff, 14 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	Annualized Returns: Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	8.98	11.58	13.04	1.34	1.51
Class S Shares	8.95	11.32	12.77	1.09	1.26
Composite Index	9.11	12.21	5.95		
S&P 500 Index	10.76	15.06	5.82		
MSCI EAFE Index	6.61	7.75	5.85		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2009	2008*
Class I Shares	24.65	-5.25
Class S Shares	24.40	-5.31
Composite Index	28.67	-21.11
S&P 500 Index	26.47	-21.94
MSCI EAFE Index	31.78	-19.95

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.1
Energy Minerals	9.7
Consumer Non-Durables	9.4
Producer Manufacturing	9.2
Electronic Technology	8.8
Health Technology	8.1
Retail Trade	5.8
Sectors Less Than 5.5%	32.5
Cash and Other Net Assets	1.4

PORTFOLIO COUNTRY ALLOCATION (%)

United States	59.0
United Kingdom	7.2
Australia	6.3
Switzerland	5.1
Japan	3.2
France	3.1
Canada	2.6
Germany	1.9
9 Countries Less Than 1.9%	10.2
Cash and Other Assets	1.4

TOP TEN HOLDINGS

Company Name	% of Net Assets
Rio Tinto, A.D.R.	2.9
BHP Billiton, A.D.R.	2.6
International Business Machines Corp.	2.4
McDonald's Corp.	1.9
Qualcomm, Inc.	1.9
Chevron Corp.	1.8
Verizon Communications, Inc.	1.8
Johnson & Johnson	1.8
Occidental Petroleum Corp.	1.7
PepsiCo, Inc.	1.6
Total	11.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$3.8
S Share Assets (Millions):	$1.1
Number of Holdings:	96
Wtd. Avg. Market Cap (Billions):	$76.0
Median Market Cap (Billions):	$45.6
Turnover Rate:	10.4 %
Beta (vs. S&P 500 Index):	0.92

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **The Standard & Poor's 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. The **Composite Index** is comprised of 60% S&P 500 Index and 40% MSCI EAFE Index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit High Income Municipal Bond Fund

Sit Investment Associates
Sit Mutual Funds

As of December 31, 2010

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

High current income that is exempt from regular federal income tax.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, liquidity and portfolio diversification.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 42 years
Debra A. Sit, 28 years
Paul A. Jungquist, 16 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SHMIX
CUSIP:	82979K-40-7
Inception Date:	12/31/06
Expense Ratio:	0.85%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
High Income Municipal Bond	**-4.96**	**3.56**	**1.94**	**0.82**	**5.37**	**5.02**
Barclays Capital Muni Bond Index	-4.17	2.36	4.07	3.89		
Barclays Capital High Yield Muni Bond Index/5 year	0.91	8.97	3.75	3.08		
Composite Index	-1.65	5.63	3.98	3.54		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater tahn one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2007	2008	2009
High Income Municipal Bond	**-2.49**	**-18.93**	**26.20**
Barclays Capital Muni Bond Index	3.36	-2.47	12.91
Barclays Capital High Yield Muni Bond Index/5 year	1.09	-12.70	17.41
Composite Index	2.22	-7.61	15.21

PORTFOLIO SECTOR ALLOCATION (%)

Hospital / Health Care	21.3
Other Rev.	16.1
MF Mortgage	15.7
Education/Student Loan	15.3
Insured	8.8
Indust./Pollution	4.5
Transportation	3.9
Sectors Less Than 3%	12.9
Cash and Other Net Assets	1.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$80.5
Tax-Equivalent Yield:	8.26%
Average Maturity:	14.5 Years
Duration to Estimated Avg. Life:	6.6 Years
Implied Duration:	7.0 Years

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays Capital Municipal Bond Index** is an unmanaged, rules-based, market-value-weighted index for the long-term tax-exempt bond market. The index includes investment gread bonds with a minimum credit rating of Baa. The returns include the reinvestment of income and do not include any transcation costs, management fees or other costs. It is not possible to invest directly in an index. The **Barclays Capital 5-Year High Yield Municipal Bond Index** is the 5 year (4-6) component of the High-Yield Municipal Bond Index, an unmanaged, rules-based, market-value-weighted index made up of bonds that are non-investment grade, unrated, or rated below Ba1. The returns include the reinvestment of income and do not include any transcation costs, management fees or other costs. It is not possible to invest directly in an index. The **Composite Index** is comprised of 50% Barclays Capital Municipal Bond Index and 50% Barclays Capital 5-Year High-Yield Muni Bond Index. **Tax-Equivalent Yield** is estimated for individuals in the 35.0% federal tax bracket. **Duration** is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumputions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio's implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

The Fund invests in lower-rated and non-rated securities which presents a greater risk of loss to principal and interest than higher-rated securities.

Sit International Growth Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of December 31, 2010

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Janet K. Kinzler, 16 years
Tasha M. Murdoff, 14 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	7.16	9.51	-8.38	1.08	-1.92	3.96
MSCI EAFE Growth Index	7.85	12.25	-5.94	3.46	2.69	3.98

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
International Growth	-26.66	-33.26	-29.84	28.70	12.97	14.67	18.19	16.08	-44.99	27.65
MSCI EAFE Growth Index	-24.51	-24.58	-16.02	31.99	16.12	13.28	22.33	16.45	-42.70	29.36

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.1
Producer Manufacturing	12.1
Consumer Non-Durables	10.3
Non-Energy Minerals	8.9
Energy Minerals	6.6
Electronic Technology	5.7
Retail Trade	5.3
Communications	5.2
Sectors Less Than 5.2%	26.8
Cash and Other Net Assets	2.0

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	14.6
Japan	14.1
Switzerland	11.6
Australia	9.8
China/Hong Kong	8.5
France	7.0
Germany	6.1
Canada	4.4
17 Countries Less Than 4.4%	21.9
Cash and Other Assets	2.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
BHP Billiton, Ltd.	4.9
Rio Tinto, A.D.R.	2.9
Nestle, S.A.	2.5
Royal Dutch Shell, A.D.R.	2.1
Total, S.A.	1.8
Syngenta A.G.	1.6
Honda Motor Co., Ltd.	1.6
Agco Corp.	1.6
Pearson PLC A.D.R.	1.6
Telefonica S.A.	1.5
Total	22.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$24.0
Number of Holdings:	96
Wtd. Avg. Market Cap (Billions):	$56.5
Median Market Cap (Billions):	$30.0
Turnover Rate:	13.8 %
Beta (vs. MSCI EAFE Growth Index):	1.04

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Growth Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of growth oriented developed market stocks withing Europe, Australasia and the Far East. It is not possible to invest directly in an index. **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Large Cap Growth Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of December 31, 2010

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Ronald D. Sit, 26 years
Michael J. Stellmacher, CFA, 19 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	11.22	10.79	-2.19	3.19	-0.86	9.68
Russell 1000® Growth Index	11.83	16.71	-0.47	3.75	0.02	10.55

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Large Cap Growth	-13.84	-27.70	-30.58	26.34	12.79	9.59	9.54	14.14	-34.10	28.14
Russell 1000® Growth Index	-22.43	-20.42	-27.89	29.76	6.30	5.27	9.08	11.81	-38.44	37.21

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	3.9	Occidental Petroleum Corp.	2.3
International Business Machines Corp.	3.5	Coca-Cola Co.	2.1
Google, Inc.	2.9	McDonalds Corp.	2.1
Oracle Corp.	2.9	Intel Corp.	2.1
Qualcomm, Inc.	2.8	Chevron Corp.	1.9
		Total	26.4

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	23.2
Technology Services	13.5
Producer Manufacturing	9.4
Consumer Non-Durables	8.8
Retail Trade	8.3
Energy Minerals	8.2
Health Technology	7.5
Finance	4.8
Sectors Less Than 4%	15.7
Cash and Other Net Assets	0.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$426.8
Number of Holdings:	94
Wtd. Avg. Market Cap (Billions):	77.8
Median Market Cap (Billions):	28.4
Turnover Rate:	11.8
Beta (vs. Russell 1000® Growth Index):	0.94

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **The Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Mid Cap Growth Fund

As of December 31, 2010

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 20 years
- Kent L. Johnson, CFA, 21 years
- Matthew T. Loucks, 14 years
- Robert W. Sit, 18 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**13.54**	**27.10**	**-1.97**	**4.17**	**-0.02**	**12.06**
Russell Midcap® Growth Index	14.01	26.38	0.97	4.88	3.12	n/a

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Mid Cap Growth	**-4.35**	**-33.39**	**-34.64**	**38.51**	**17.02**	**15.27**	**9.56**	**18.87**	**-45.34**	**35.59**
Russell Midcap® Growth Index	-11.75	-20.15	-27.41	42.71	15.48	12.10	10.65	11.44	-44.32	46.29

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Cognizant Tech. Solutions Corp.	2.1	Affiliated Managers Group, Inc.	1.6
Cummins, Inc.	2.1	Broadcom Corp.	1.6
F5 Networks, Inc.	2.1	Ecolab, Inc.	1.5
Snap-On, Inc.	1.7	Ansys, Inc.	1.5
Citrix Systems, Inc.	1.7	Celgene Corp.	1.5
		Total	17.6

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	16.0
Technology Services	11.1
Producer Manufacturing	10.9
Finance	8.5
Health Technology	8.4
Consumer Non-Durables	6.3
Process Industries	6.3
Retail Trade	6.3
Sectors Less Than 5%	26.4
Cash and Other Net Assets	-0.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$162.0
Number of Holdings:	108
Wtd. Avg. Market Cap (Billions):	$12.7
Median Market Cap (Billions):	$7.5
Turnover Rate:	11.4 %
Beta (vs. Russell Midcap® Growth Index):	0.98

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **The Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell Mid Cap Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Minnesota Tax-Free Income Fund

Sit Investment Associates
Sit Mutual Funds

As of December 31, 2010

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 42 years
Debra A. Sit, 28 years
Paul A. Jungquist, 16 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Minnesota Tax-Free Income	-3.46	3.18	3.97	3.57	4.32	4.74	4.70	4.27
Barclays Capital 5-Year Muni Bond Index	-1.57	3.40	5.51	5.00	4.81	4.93		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater tahn one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Minnesota Tax-Free Income	8.09	5.85	7.06	4.42	3.68	4.44	4.92	1.04	-10.75	22.04
Barclays Capital 5-Year Muni Index	7.72	6.21	9.27	4.13	2.72	0.95	3.34	5.15	5.78	7.40

PORTFOLIO SECTOR ALLOCATION (%)

MF Mortgage	21.6
Hospital / Health Care	20.1
Single Family Mtg.	12.8
Education/Student Loan	10.4
Other Rev.	10.1
Utility	7.1
Insured	4.6
Sectors Less Than 3%	10.5
Cash and Other Net Assets	2.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$292.2
Tax-Equivalent Yield:	7.85%
Average Maturity:	15.4 Years
Duration to Estimated Avg. Life:	5.5 Years
Implied Duration:	7.9 Years

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. It is not possible to invest directly in an index. **Tax-Equivalent Yield** is based on the 30-Day SEC Yield at a federal tax rate of 35.0% and a Minnesota tax rate of 7.85%, for an effective combined tax rate of 40.1%. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Sit Small Cap Growth Fund

As of December 31, 2010

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Kent L. Johnson, CFA, 21 years
Matthew T. Loucks, 14 years
Robert W. Sit, 18 years
Michael J. Stellmacher, CFA, 19 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	12.68	27.28	-1.15	4.67	1.26	10.73
Russell 2000® Growth Index	17.11	29.09	2.18	5.30	3.78	6.68

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Small Cap Growth	6.25	-28.19	-26.22	34.57	6.79	18.52	7.99	20.43	-42.96	33.06
Russell 2000® Growth Index	-22.44	-9.24	-30.27	48.53	14.31	4.15	13.34	7.05	-38.54	34.47

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Informatica Corp.	2.5	Alexion Pharmaceuticals, Inc.	1.9
Skyworks Solutions, Inc.	2.3	Ulta Salon Cosmetics & Fragrances	1.9
Ciena Corp.	2.1	Ultimate Software Group, Inc.	1.8
F5 Networks, Inc.	2.0	Core Laboratories N.V.	1.8
ANSYS, Inc.	2.0	Affiliated Managers Group	1.8
		Total	20.0

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	16.0
Technology Services	14.7
Health Technology	12.3
Producer Manufacturing	10.6
Industrial Services	7.3
Retail Trade	6.2
Finance	5.4
Consumer Durables	5.1
Sectors Less Than 5%	21.9
Cash and Other Net Assets	0.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$73.4
Number of Holdings:	98
Wtd. Avg. Market Cap (Billions):	$3.7
Median Market Cap (Billions):	$2.6
Turnover Rate:	17.4 %
Beta (vs. Russell 2000® Growth Index):	0.89

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **The Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell 2000 Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility.

Sit Tax-Free Income Fund

As of December 31, 2010

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE


Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 42 years
Debra A. Sit, 28 years
Paul A. Jungquist, 16 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Tax-Free Income	-4.90	2.49	1.86	1.87	3.09	5.08	5.43	4.54
Barclays Capital 5-Year Muni Index	-1.57	3.40	5.51	5.00	4.81	5.73		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater tahn one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Tax-Free Income	8.32	5.84	5.69	2.87	3.96	3.30	3.54	0.26	-15.77	22.42
Barclays Capital 5-Year Muni Index	7.72	6.21	9.27	4.13	2.72	0.95	3.34	5.15	5.78	7.40

PORTFOLIO SECTOR ALLOCATION (%)

Other Rev.	17.5
Education/Student Loan	15.4
Hospital / Health Care	14.7
MF Mortgage	12.4
Single Family Mtg.	10.9
Closed-End Mutual Funds	6.6
Insured	4.2
Indust./Pollution	3.9
Sectors Less Than 3%	13.2
Cash and Other Net Assets	1.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$147.4
Tax-Equivalent Yield:	8.35%
Average Maturity:	15.7 Years
Duration to Estimated Avg. Life:	6.3 Years
Implied Duration:	7.4 Years

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **The Barclays Capital 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Tax-Equivalent Yield** is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

Sit U.S. Government Securities Fund

Sit Investment Associates
Sit Mutual Funds

As of December 31, 2010

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 42 years
Mark H. Book, 23 years
Bryce A. Doty, 20 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
U.S. Government Securities	0.96	4.91	5.93	5.77	5.01	6.54	2.97	2.80
Barclays Capital Interm. Gov't Index	-1.55	4.98	4.94	5.41	5.11	6.61		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
U.S. Government Securities	9.15	8.56	5.79	1.19	3.35	2.49	4.13	6.92	5.13	7.78
Barclays Capital Interm. Gov't Index	10.47	8.42	9.64	2.29	2.33	1.68	3.84	8.47	10.43	-0.32

PORTFOLIO SECTOR ALLOCATION (%)

CMO	37.7
FNMA Pass-Thru	29.9
FHLMC Pass-Thru	16.8
GNMA Pass-Thru	6.8
Asset-Backed	0.7
U.S. Treas./Federal Agy.	0.1
Cash & Other Net Assets	8.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$984.6
Average Maturity:	22.7 Years
Effective Duration:	1.6 Years

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **The Barclays Capital Intermediate Government Index** is a sub-index of the Barclays Capital Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Capital Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.